Ex99.83

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

DeFi Technologies Inc. (the "Company") 65 Queen Street West, Suite 9th floor Toronto, Ontario
M5H 2M5

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Wouter Witvoet, Chief Executive Officer of the Company, who can be contacted at wouter@defiholdings.ca.

Item 2                  Details of Acquisition

2.1	Nature of Business Acquired

On December 10, 2020, the Company announced that further to the press releases dated October 6, 2020 and November 18, 2020, it had completed the acquisition of 49% of DeFi Holdings Inc. (“DeFi Holdings”) from the shareholders of DeFi Holdings (the “DeFi Holdings Acquisition”). Pursuant to the DeFi Holdings Acquisition, the Company issued a total of 20,000,000 common shares of the Company (the “Common Shares”) from treasury to the shareholders of DeFi Holdings (the “DeFi Holdings Shareholders”) in proportion to their pro rata shareholdings of DeFi Holdings.

On January 28, 2021, the Company announced that it had completed the acquisition of the remaining 51% of DeFi Holdings from the DeFi Holdings Shareholders (the “Second DeFi Holdings Acquisition”). Pursuant to the Second DeFi Holdings Acquisition, the Company issued a total of 20,000,000 Common Shares from treasury to the DeFi Holdings Shareholders in proportion to their pro rata shareholdings of DeFi Holdings.

No finder fees were paid in connection with the DeFi Holdings Acquisition and the Second DeFi Holdings Acquisition.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast-growing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart  contracts, protocols, and decentralized applications (“DApps”) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

2.2	Date of Acquisition

The effective date of the DeFi Holdings Acquisition is December 10, 2020 and the effective date of the Second DeFi Holdings Acquisition is January 28, 2021.

2.3	Consideration

On closing of the DeFi Holdings Acquisition, the Company issued an aggregate total 20,000,000 Common Shares from treasury to the DeFi Holdings Shareholders.

On closing of the Second DeFi Holdings Acquisition, the Company issued an aggregate total 20,000,000 Common Shares from treasury to the DeFi Holdings Shareholders.

2.4	Effect on Financial Position

The DeFi Holdings Acquisition had no material effect on the financial performance and financial position of the Company as the Company issued Common Shares as consideration for the DeFi Holdings Acquisition and the Second DeFi Holdings Acquisition to the DeFi Shareholders.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

On the closing date of the DeFi Holdings Acquisition and the Second DeFi Holdings Acquisition, the DeFi Holdings Acquisition and the Second DeFi Holdings Acquisition, respectively, was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

April 9, 2021

Item 3     Financial Statements

The following financial statements are attached hereto and form an integral part of this business acquisition report:

(i)
Attached as Schedule "A" hereto, the audited financial statements of DeFi Holdings and the notes thereto as at and for the year ended December 31, 2020, together with the report of the auditors thereon; and

(ii)	Attached as Schedule "B" hereto, the unaudited pro forma consolidated financial statements of the Company as at and for the year ended December 31, 2020.

SCHEDULE "A"
DeFi Holdings Annual Financial Statements
See attached.

DeFi Holdings Inc.
FINANCIAL STATEMENTS

For the Period from Incorporation on September 3, 2020 to December 31, 2020

(Expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of DeFi Holdings Inc.

Opinion

We have audited the financial statements of DeFi Holdings Inc. (the “Company”), which comprise the statement of financial position as at December 31, 2020, and the statement of operations and comprehensive loss, statement of shareholders’ deficiency and statement of cash flows for the period from incorporation (September 3, 2020) to December 31, 2020, and notes to the financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and its financial performance and its cash flows for the period from incorporation (September 3, 2020) to December 31, 2020 in accordance with International Financial Reporting Standards (“IFRS”).
Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Material uncertainty related to going concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss during the period from incorporation (September 3, 2020) to December 31, 2020 and, as of December 31, 2020, the Company’s current liabilities exceeded its current assets. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exist that cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.
Responsibilities of management and those charged with governance for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable,

matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

McGovern Hurley LLP
Chartered Professional Accountants Licensed Public Accountants

         Toronto, Ontario April 1, 2021

DeFi Holdings Inc.
Statement of Cash Flows
(Expressed in Canadian Dollars)

		For the period from incorporation on September 3, 2020 to December 31, 2020
OPERATING ACTIVITIES		
Net loss	$	(6,969)
Items not involving cash:		
Accounts payables and accrued liabilities		6,969
Net cash flows used in operating activities		-
CHANGE IN CASH DURING THE PERIOD		-
CASH, beginning of the period		-
CASH, end of the period	$	-

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

DeFi Holdings Inc. (the “Company” or “DeFi”) was incorporated in the province of British Columbia on September 3, 2020 and is focused on investing, incubating and managing trading technologies associated with the decentralized finance market. The decentralized finance market refers to digital assets, financial smart contracts, protocols and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain.

These financial statements are prepared on a going concern basis which assumes the Company will be able to meet its obligations and continue its operations for the next fiscal year.

At December 31, 2020, the Company had a working capital deficiency of $(6,968) and a cumulative loss since inception of $(6,969). The Company has a need for equity capital and financing for working capital and development of its projects. These matters represent material uncertainties that cast substantial doubt about the ability of the Company to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on terms acceptable to the Company or at all. The financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should the Company be unable to continue operations and such adjustments could be material.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting period from incorporation on September 3, 2020 to December 31, 2020. The Board of Directors approved these financial statements for issue on April 1, 2021.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of preparation

These financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

c)	Future accounting policies

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning on or after January 1, 2021 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

New standards:

IAS 1 - Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

d)	Significant accounting judgements, estimates and assumptions

The preparation of the financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements.  Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The significant areas of estimation and uncertainties considered by management in preparing the financial statements include:
Critical judgement in applying accounting policies:

•	Income taxes, value added, withholding and other taxes
The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

d)	Significant accounting judgements, estimates and assumptions (continued)
•	Contingencies
Refer to Note 6.

e)	Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which it operates.   The Company’s financial statements are presented in Canadian dollars which is the functional currency of the Company.

In preparing the financial statements of the entity, transactions in currencies other than the entity’s functional currency (“Foreign Currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in Foreign Currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.

f)	Cash
Cash is carried in the statement of financial position at amortized cost. Cash consists of cash on deposit with banks and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

g)	Financial instruments

Financial assets

Initial recognition and measurement
Non-derivative financial assets within the scope of IFRS 9, Financial Instruments (“IFRS 9”) are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Cash is measured at amortized cost.

Subsequent measurement – financial assets at amortized cost
After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

g)	Financial instruments (continued)

Subsequent measurement – Financial assets at FVPL
Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of operations. The Company does not measure any financial assets at FVPL.

Subsequent measurement – Financial assets at FVOCI
Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of operations and comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of operations and comprehensive loss when the right to receive payments is established.

Derecognition
A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets
The Company’s only financial assets subject to impairment are receivables, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, receivables have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement
Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities which are measured at amortized cost.  All financial liabilities are recognized initially at fair value.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

g)	Financial instruments (continued)

Subsequent measurement – financial liabilities at amortized cost
After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL
Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities are measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of operations.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired with any associated gain or loss recognized in other income or expense in the statements of operations.

h)	Taxation

Current income tax

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit or loss as reported in the statement of operations because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

i)	Provisions

General
Provisions are recognised when (a) the Company has a present obligation (legal or constructive) as a result of a past event and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current risk-free pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

j)	Loss per share
Loss per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. No exercise or conversion is assumed during periods in which a net loss is incurred as the effect is anti-dilutive.

3.	SHARE CAPITAL

a)	Authorized

Unlimited number of voting common shares, without par value

b)	Issued and outstanding common shares

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

4.	CAPITAL MANAGEMENT
The Company considers its capital structure to consist of share capital. The Company manages its capital structure and makes adjustments based on the funds available to support the development of its operations. The board of directors has not established quantitative return on capital criteria for management and relies on the expertise of management and the board of directors to sustain future development of the business.

The Company is dependent upon external financing to fund its activities. To continue to carry out the Company’s planned development and funding of ongoing administrative expenses the Company will utilize its existing working capital and will raise additional capital as appropriate.
The management and board of directors of the Company review its capital management approach on an ongoing basis and believe it reflects a reasonable approach given the relative size of the Company’s assets. There were no changes to the approach of management and the board of directors to capital management for the period from incorporation on September 3, 2020 to December 31, 2020. As at December 31, 2020, the Company is not subject to externally imposed capital requirements.

5.	FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks summarized below. There have been no significant changes in risks, objectives, policies and procedures for managing risks during the period from incorporation on September 3, 2020 to December 31, 2020.

Fair value hierarchy

The three levels of the fair value hierarchy with respect to required disclosures about the inputs to fair value measurements are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and,
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of amounts receivable and accounts payable and accrued liabilities reflected in the statement of financial position approximate fair value because of the relatively short-term maturities.

Foreign currency risk

The Company funds the operations and maintains a head office in Canada. Consequently, the Company is not exposed to significant fluctuations in foreign exchange rates. The Company has not used derivative instruments to reduce its exposure to foreign exchange fluctuations.

Credit risk

The Company's credit risk is primarily attributable to amounts receivable. The Company has no significant concentration of credit risk arising from operations.

Liquidity risk

As at December 31, 2020 the Company had limited working capital. The Company expects to complete future equity or other debt financings, as required and available. However, there is no assurance that funds will be available on terms acceptable to the Company at all.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

6.	COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

7.	RELATED PARTIES

During the period from incorporation on September 3, 2020 to December 31, 2020, the Company did not enter into any transactions in the ordinary course of business with related parties.

The remuneration of directors and other members of key management personnel during the period from incorporation on September 3, 2020 to December 31, 2020 was $nil.

8.	INCOME TAX

a)	Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% were as follows:

b)	Deferred Income Tax

Deferred tax assets have not been recognized in respect of the following temporary differences:

The potential future benefit of these losses has not been recognized in the financial statements because it is not probable that future taxable profit will be available against which the Company can use the benefits.

DeFi Holdings Inc.
Notes to the Financial Statements
For the period from incorporation on September 3, 2020 to December 31, 2020
(Expressed in Canadian dollars)

8.	INCOME TAX (continued)
c)	Tax loss carry-forwards
As at December 31, 2020, the Company has non-capital tax losses for Canadian income tax purposes of approximately $7,000, available to use against future taxable income. The non-capital losses expire as follows:
9.	SUBSEQUENT EVENT
On January 28, 2021, certain shareholders of the Company closed the transaction to sell 51% of the issued and outstanding common shares to DeFi Technologies Inc. (formerly Routemaster Capital Inc.). Under the terms set out in the definitive agreement, DeFi Technologies Inc. issued 20 million common shares from its treasury to the shareholders of DeFi in exchange for 51% of the total issued and outstanding common shares of DeFi pro rata in proportion to their holdings of purchased shares. As of December 31, 2020, DeFi Technologies Inc. currently owns 49% of DeFi and following the acquisition DeFi will become a wholly owned subsidiary of DeFi Technologies Inc.

SCHEDULE "B"
Pro Forma Financial Statements
See attached.

DeFi Technologies Inc. Pro-Forma Consolidated Statement of Financial Position As at December 31, 2020 (Umaudited) (In Canadian Dollars)

	DeFi Technologies Inc.	DeFi Holdings Inc.	Pro Forma	Pro Forma
	At December 31, 2020	At December 31, 2020	Adjustments	Consolidation

ASSETS

Current
Cash	$332,075	$-		$332,075
Public investments, at fair value through profit and loss	665,740	-		665,740
Prepaid expenses and deposits	141,386	1		141,387
Digital assets, at fair value through profit and loss	636,600	-		636,600
	1,775,801	1	-	1,775,802

Private investments, at fair value through profit and loss	2,920,243	-		2,920,243
Investment in associate	2,600,000	-	(2,600,000)	-
Total assets	$7,296,044	$1	$(2,600,000)	$4,696,045

LIABILITIES

Current
Accounts payable and accrued liabilities	$992,248	$6,969	$-	$999,217
	992,248	6,969	-	999,217

SHAREHOLDERS' EQUITY

Share capital	23,357,691	1	17,800,000	41,157,692
Preferred shares	4,321,350	-	-	4,321,350
Share-based payment reverses	1,190,995	-	-	1,190,995
Deficit	(22,566,240)	(6,969)	(20,400,000)	(42,973,209)

	6,303,796	(6,968)	(2,600,000)	3,696,828
	$7,296,044	$1	$(2,600,000)	$4,696,045

DeFi Technologies Inc.
Pro-Forma Consolidated Statement of Operations and Comprehensive Income (Loss)
For the year ended December 31, 2020
(Unaudited)
(In Canadian Dollars)

	DeFi Technologies Inc.	DeFi Holdings Inc.
	For the year ended	For the year ended	Pro Forma	Pro Forma
	December 31, 2020	December 31, 2020	Adjustments	Consolidation

Revenues
Realized (loss) on investments, net	$(197,863)	$-	$-	$(197,863)
Unrealized gain (loss) on investments, net	151,087	-	-	151,087
	(46,776)	-	-	(46,776)

Expenses
Operating, general and administration	716,210	6,969	-	723,179
Transaction costs	1,592	-	-	1,592
Foreign exchange loss (gain)	17,816	-	-	17,816
Total expenses	735,618	6,969	-	742,587
(Loss) before other items	(782,394)	(6,969)	-	789,363
Other items
Gain on sale of royalties	2,998,002	-	-	2,998,002
Excess purchase price over fair value of assets assumed (expensed)	(142,075)	-	(20,400,000)	(20,542,075)

Net income (loss) for the year	$2,073,533	$(6,969)	$(20,400,000)	$(16,754,710)

Basic and diluted loss per share				$(0.14)
Weighted average number of common shares outstanding - basic and diluted				123,405,361